SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549
                            --------------------

                             AMENDMENT NO. 2 TO
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                         HANOVER GOLD COMPANY, INC.
                              (Name of Issuer)

                                 Common Stock
                       (Title of class of securities)

                                   401799100
                                 (CUSIP number)
                             --------------------

                             Neal A. Degerstrom
                           N.A. Degerstrom, Inc.
                         North 3303 Sullivan Road
                               P.O. Box 425
                      Spokane, Washington 99210-0425
                              (509) 928-3333

                              with a copy to:

                            Douglas J. Siddoway
                          Randall & Danskin, P.S.
                      1500 Seafirst Financial Center
                         Spokane, Washington  99201
                               (509) 747-2052
               (Name, address and telephone number of person
             authorized to receive notices and communications)
                          --------------------

                               May 24, 1996
         (Date of event which requires filing of this statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


    Check the following box if a fee is being paid with the statement [ ].







                        Exhibit Index at page 7.

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                              INTRODUCTION

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is filed for the purposes of amending the Schedule 13D filed on July 27, 1995 (the "Initial Statement"), as amended on March 7, 1996 ("Amendment No. 1") to: (i) add as a reporting person N. A. Degerstrom, Inc., a Washington corporation; (ii) reflect the purchase by N. A. Degerstrom, Inc. of shares of the common stock, par value $.0001 per share (the "Common Stock") of Hanover Gold Company, Inc. ("Hanover"), a Delaware corporation, pursuant to the securities purchase agreement dated effective as of June 1, 1995, as amended effective October 31, 1995, December 1, 1995 and March 3, 1996 (as amended, the "Purchase Agreement"); and (iii) amend the number of shares of Common Stock that may be acquired from Neal A. Degerstrom and N. A. Degerstrom, Inc. by Frank Duval, a reporting person, pursuant to an option arrangement between Mr. Duval and such persons.

As previously reported in the Initial Statement and in Amendment No. 1, Hanover is obligated to issue and sell, and Neal A. Degerstrom and permitted assigns are obligated to purchase, an aggregate of 6,000,000 shares of Common Stock under the Purchase Agreement. The purposes of the Purchase Agreement are to provide Hanover with funds sufficient to meet its obligations to the holder of certain mining properties in which Hanover has an interest, and to provide Mr. Degerstrom and his permitted assigns with a meaningful ownership interest in Hanover. Mr. Degerstrom and the permitted assigns have each represented and warranted to Hanover that they are accredited investors and a sophisticated investors within the meaning of Rule 501(a)(5) and (6) and Rule 506(b)(2)(ii) under the Securities Act of 1933, as amended.

Subsequent to Amendment No. 1, N. A. Degerstrom, Inc. purchased an additional 1,600,000 shares of Common Stock from Hanover pursuant to the Purchase Agreement. 400,000 of such shares were acquired by N. A. Degerstrom, Inc. on April 17, 1996, for aggregate consideration of $200,000; an additional 1,200,000 shares of Common Stock were acquired by N. A. Degerstrom, Inc. on May 24, 1996, for aggregate consideration of $600,000. Information concerning N.
A. Degerstrom, Inc. is contained elsewhere in this Amendment No. 2.

As previously reported, Frank Duval holds options to acquire one half of the shares of Common Stock acquired by Mr. Degerstrom under the Purchase Agreement pursuant to an understanding with Mr. Degerstrom. Effective May 28, 1996, this understanding was amended to increase the number of shares of Common Stock that may be acquired by Mr. Duval to include, in addition to the shares that may be acquired from Mr. Degerstrom personally, one half of the shares of Common Stock acquired under the Purchase Agreement either by N. A. Degerstrom, Inc., which is controlled by Mr. Degerstrom. As a consequence of the purchases by N. A. Degerstrom, Inc. of the 1,600,000 additional shares of Common Stock described in the preceding paragraph, Mr. Duval now holds options granted by Mr. Degerstrom and N. A. Degerstrom, Inc. to acquire 1,311,571 shares of Common Stock, which will increase to options to purchase an aggregate of 1,583,000 shares of Common Stock, assuming all of the shares of Common Stock which Mr. Degerstrom is obligated to purchase under the Purchase Agreement are in fact purchased by him or by N. A. Degerstrom, Inc. Information concerning Mr. Duval is contained elsewhere in this Amendment No. 2.





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1)     Name of Reporting Person:  N. A. Degerstrom, Inc.

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)    X

3)     SEC Use Only _________________________________________________________

4)     Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

       Citizenship or Place of Organization:  US

                (7) Sole Voting Power:  1,600,000 shares of Common Stock.
Number of
Shares Bene-    (8) Shared Voting Power:  None
ficially
Owned by Each   (9) Sole Dispositive Power:  1,600,000 shares of Common Stock.
Reporting
Person With    (10) Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,600,000 shares of Common Stock.

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): __

13)    Percent of Class Represented by Amount in Row (11):  9.98%

14)    Type of Reporting Person (See Instructions):  CO













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1)     Name of Reporting Person:  Frank Duval

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)    X

3)     SEC Use Only _________________________________________________________

4)     Source of Funds (See Instructions):  PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __

       Citizenship or Place of Organization:  US

                    (7)   Sole Voting Power:  Options to acquire 1,311,571
                          shares of Common Stock from Neal A. Degerstrom and N.
                          A. Degerstrom, Inc., each of which is a reporting
                          person (1,583,000 shares as and when Mr. Degerstrom or
                          N. A. Degerstrom, Inc. purchase all of the shares
Number of                 under the Purchase Agreement)
Shares Bene-
ficially            (8)   Shared Voting Power:  None
Owned by
Each Reporting      (9)   Sole Dispositive Power:  Options to acquire 1,311,571
Person With               shares of Common Stock from Neal A. Degerstrom and N.
                          A. Degerstrom, Inc., each of which is a reporting person (1,583,000 shares as and when Mr. Degerstrom or N. A. Degerstrom, Inc. purchase all of the shares pursuant to the Purchase Agreement)

                   (10)  Shared Dispositive Power:  None

11) Aggregate Amount Beneficially Owned by Each Reporting Person: Options to acquire 1,311,571 shares of Common Stock from Neal A. Degerstrom and N. A. Degerstrom, Inc., each of which is a reporting person (1,583,000 shares as and when Mr. Degerstrom or N. A. Degerstrom, Inc. purchase all of the shares pursuant to the Purchase Agreement)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): __

13)   Percent of Class Represented by Amount in Row (11):  9.43%

14)   Type of Reporting Person (See Instructions):  IN






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ITEM 1.       SECURITY AND ISSUER.

This Amendment No. 1 relates to the Common Stock of Hanover. The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of Hanover are located at 1000 Northwest Boulevard, Suite 100, Coeur d'Alene, Idaho 83814.

ITEM 2.       IDENTITY AND BACKGROUND.

The persons filing this statement are: Neal A. Degerstrom, N. A. Degerstrom, Inc., James F. Etter, Hobart Teneff, Raymond A. Hanson, Michael Coleman, Susan Roberts, James Bradbury, Frank Duval, James A. Fish, Merlin Bingham, Fred Owsley, Chester Chastek, Steve Teneff, Roy Pearson, John L. Czinger, Robert Kistler, James J. Workland, David J. Levitch, John F. Steinmetz, William Winkler, Robert Kovacevich, Frank Sallee, Ralph T. Welsh, Thomas R. Schenk and David Peterson. Specific information with respect to each such person, other than N. A. Degerstrom, Inc., was previously been reported in the Initial Statement and in Amendment No. 1.

The reporting persons whose ownership of Common Stock of Hanover has changed subsequent to Amendment No. 1 are N. A. Degerstrom, Inc. and Frank Duval. Specific information with respect to N. A. Degerstrom, Inc., which previously was not a reporting person, is set forth below; information regarding the changes in Mr. Duval's beneficial ownership of Common Stock of Hanover is also set forth below. Other information concerning Mr. Duval and the other permitted assigns of Neal A. Degerstrom under the Purchase Agreement, all of whom are reporting persons, was previously reported in the Initial Statement and in Amendment No. 1.

1.   (a)  Name:  N. A. Degerstrom, Inc.
     (b) Business or Residence Address: North 3303 Sullivan Road, P.O. Box 425, Spokane, Washington 99210-0425
     (c)  Present Principal Occupation or Employment, and Address of Employer:
          N. A. Degerstrom, Inc., a privately held contracting and mining engineering firm whose principal offices are located at North 3303 Sullivan Road, P.O. Box 425, Spokane, Washington 99210-0425. Neal A. Degerstrom, who is a controlling shareholder of N. A. Degerstrom, Inc., is a director of Hanover, and James A. Fish, who is a vice president and general counsel of N. A. Degerstrom, Inc. is chairman, president and chief executive officer of Hanover. Gold Company, Inc.
     (d)  Criminal Convictions within Past Five Years:  None
     (e)  Civil Securities Proceedings within Past Five Years:  None
     (f)  Citizenship:  United States

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock and options acquired or to be acquired pursuant to the Purchase Agreement by the above named individuals were purchased with the personal funds of such individuals.

ITEM 4.       PURPOSE OF TRANSACTION.

The Purchase Agreement was entered into in order to provide Hanover with funds sufficient to meet its obligations to the holder of certain mining properties in which Hanover has an interest, and in order to provide the purchasers, collectively, with a meaningful ownership interest in Hanover.

The Purchase Agreement provides, in part, that, at such time as the purchasers shall have purchased 2,857,142 shares pursuant to the agreement, it is the parties' intention that the purchasers shall have the exclusive right to nominate four members for election to Hanover's board of directors (which, if elected, would then constitute four members of Hanover's nine-member board of

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directors).  The Purchase Agreement further provides that Hanover and its board of directors, consistent with their fiduciary obligations, shall take any and all such action as is appropriate and consistent with their powers to ensure that this right of nomination may be exercised by the purchasers, and that such right shall continue for so long as the purchasers collectively own at least fifteen percent (15%) of the issued and outstanding Common Stock. The Purchase Agreement also provides, in part, that, at such time as the purchasers shall have purchased 2,857,142 shares pursuant to the agreement, it is the parties' intention that the purchasers shall have the exclusive right to nominate Hanover's president, that Hanover and its board of directors, consistent with their fiduciary obligations, shall take any and all such action as is appropriate and consistent with their powers to ensure that this right of nomination may be exercised by the purchasers, and that such right shall continue for so long as the purchasers collectively own at least fifteen percent (15%) of the issued and outstanding Common Stock. Mr. Degerstrom and his permitted assigns -- being all of the reporting persons named in this Amended Statement -- exercised such nomination rights at meetings of the board of directors of Hanover held on August 17, 1995 and September 13, 1995, at which time Messrs. Degerstrom, Fish and Owsley, each of whom is a reporting person named herein, were elected to Hanover's board of directors. Mr. Degerstrom and his permitted assigns exercised their right to nominate
Hanover's president at a meeting of the board of directors held on March 3, 1996, at which time James A. Fish was elected president.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

The purchasers under the Purchase Agreement own an aggregate of 5,457,142 shares of Common Stock of Hanover as of the date of this amended Statement (May 24, 1996). In addition, Neal A. Degerstrom, one of the reporting persons, is contractually obligated, pursuant to the Purchase Agreement, to purchase an additional 542,858 shares of Common Stock. Certain of the shares of Common Stock covered by this purchase obligation may be assigned to some or all of the other reporting persons, or, possibly, other persons who are not currently reporting persons, all of whom will be reflected in a further amendment to this statement, should the same be required.

Based upon the 16,029,678 shares of Common Stock reported as outstanding by Hanover as of May 24, 1996, and taking into account the shares of Common Stock issued pursuant to the Purchase Agreement as of the date of this amended Statement, the above-named purchasers own, in the aggregate, approximately 34.13% of the outstanding Common Stock of Hanover at such date.

Except as previously reported in response to Item 6, below, there are no agreements, understandings or arrangements between or among any of the reporting persons with respect to the voting or disposition of the Common Stock of Hanover owned by such persons. On this basis, each of the reporting persons disclaims beneficial ownership of the Common Stock owned beneficially or of record by any other reporting person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As previously reported, certain of the above-named purchasers were parties to a stock control agreement dated effective July 20, 1995, pursuant to which each purchaser was granted a right of first refusal to purchase any of the shares of Common Stock acquired by any other purchaser under the Purchase Agreement, should such purchaser receive an offer to purchase such shares or otherwise determine to make such shares available for sale. Such agreement was terminated as of November 15, 1995.



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

Pursuant to an understanding between Neal A. Degerstrom and Frank Duval, each of whom is a reporting person named in this Amended Statement, Mr. Duval has been granted an option to acquire one-half of the shares of Common Stock acquired by N. A. Degerstrom under the Purchase Agreement, as amended, for the same consideration Mr. Degerstrom paid for such shares. Such understanding has not been memorialized in writing as of the date of this Amended Statement.


Item 7.       Material to be Filed as Exhibits.

       Exhibit Number      Description of Exhibit

              1           Securities Purchase Agreement dated effective June
                          1, 1995 between Hanover Gold Company, Inc. and N. A. Degerstrom (and Assigns). (Previously filed as Exhibit 1 to the Schedule 13D dated July 20, 1995.)

              2 Stock Control Agreement among N. A. Degerstrom and Assigns. Since terminated. (Previously filed as Exhibit 2 to the Schedule 13D dated July 20, 1995.)

              3 Amendment No. 1 to Securities Purchase Agreement dated effective October 31, 1995 between Hanover Gold Company, Inc. and N. A. Degerstrom (and Assigns). Previously filed as Exhibit 3 to the first amended
                          Schedule 13D dated January 27, 1996.

              4 Amendment No. 2 to Securities Purchase Agreement dated effective December 1, 1995 between Hanover Gold Company, Inc. and N. A. Degerstrom (and Assigns). Previously filed as Exhibit 4 to the first amended
                          Schedule 13D dated January 27, 1996.

              5 Amendment No. 3 to Securities Purchase Agreement dated effective March 3, 1996 between Hanover Gold Company, Inc. and N. A. Degerstrom (and Assigns). Previously filed as Exhibit 5 to the first amended Schedule 13D dated January 27, 1996.













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                                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


/s/ Neal A. Degerstrom*                   Date:  May 30, 1996
- -------------------------

/s/ James F. Etter*                       Date:  May 30, 1996
- -------------------------

/s/ Hobart Teneff*                        Date:  May 30, 1996
- -------------------------

/s/ Raymond A. Hansen*                    Date:  May 30, 1996
- -------------------------

/s/ Michael Coleman*                      Date:  May 30, 1996
- -------------------------

/s/ Susan Roberts*                        Date:  May 30, 1996
- -------------------------

/s/ James Bradbury*                       Date:  May 30, 1996
- -------------------------

/s/ James A. Fish                         Date:  May 30, 1996
- -------------------------

/s/ Frank Duval*                          Date:  May 30, 1996
- -------------------------

/s/ Merlin Bingham*                       Date:  May 30, 1996
- -------------------------

/s/ F.D. Owsley*                          Date:  May 30, 1996
- -------------------------

/s/ Chester Chastek*                      Date:  May 30, 1996
- -------------------------

/s/ Steve Teneff*                         Date:  May 30, 1996
- -------------------------

/s/ Roy Pearson*                          Date:  May 30, 1996
- -------------------------

/s/ John L. Czinger*                      Date:  May 30, 1996
- -------------------------

/s/ Robert Kistler*                       Date:  May 30, 1996
- -------------------------

/s/ David J. Levitch*                     Date:  May 30, 1996
- -------------------------

/s/ John F. Steinmetz*                    Date:  May 30, 1996
- -------------------------

/s/ William Winkler*                      Date:  May 30, 1996
- -------------------------

/s/ Robert Kovacevich*                    Date:  May 30, 1996
- -------------------------
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

/s/ Frank Sallee*                         Date:  May 30, 1996
- -------------------------

/s/ Ralph T. Welsh*                       Date:  May 30, 1996
- -------------------------

/s/ Thomas R. Schenk*                     Date:  May 30, 1996
- -------------------------

/s/ David Peterson*                       Date:  May 30, 1996
- -------------------------

/s/ James J. Workland*                    Date:  May 30, 1996
- -------------------------

* By /s/ James A. Fish                    Date:  May 30, 1996
     --------------------
       Attorney-in-Fact